Mail Stop 4-06

July 5, 2006

Mark P. Dentinger
Chief Financial Officer
BEA Systems, Inc.
2315 North First Street
San Jose, California 95131
(408) 570-8000

> **Re: BEA Systems, Inc. (File No. 000-22369)**
> **Form 8-K, Filed May 17, 2006**

Dear Mr. Dentinger,

We have reviewed the above referenced filing and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K, Filed May 17, 2006

1.   We believe the non-GAAP statements of operations columnar format appearing in Exhibit 99.1 of your Form 8-K filed May 17, 2006 may create the unwarranted impression to investors that the non-GAAP statements of operations have been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting separate reconciliation for only the individual non-GAAP measures discussed within the text of your earnings release (i.e., non-GAAP operating income, non-GAAP net income, and non-GAAP diluted net income per share), provided each one complies with Item 10 of

Regulation S-K, the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003, and SAB Topic 14G. In this regard, in order to overcome the burden of demonstrating the usefulness of such non-GAAP financial measures, your explanation of the usefulness should address the following:

- The economic substance behind management's decision to use such measures;

- The material limitations associated with the use of such measures as compared to the most directly comparable GAAP measure and the manner in which management compensates for these limitations;

- Why management believes the non-GAAP measures focus on your "core on-going operations" if the non-GAAP measures do not include the expenses and gains/losses that generally result from your operating activities. For example, indicate why your core operations reflect the benefits of revenue generated from acquired intangibles but do not reflect the amortization of such costs. It appears that there would be other costs of acquisitions that are not being eliminated from each measure. In addition, explain why your core operations do not include acquisition-related deferred compensation expense and SFAS 123R stock option expense since this form of compensation is similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipients' overall compensation package, it is not clear how management could determine that an employee's performance would remain unchanged such that it would not affect the Company's overall operations. Address why you believe that excluding certain charges is a proper reflection of your core operations. Address why the measure includes the revenue but not all the cost associated with generating that revenue;

- How management has concluded that excluding certain recurring charges is a proper reflection of your core business, when such items generally represent recurring expenses that result from your operating activities. Note that Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states, "companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items." Therefore, you must either demonstrate the usefulness of your non-GAAP measures or eliminate such measures from your disclosure based on this guidance. In this respect, clarify whether you reasonably believe it is probable that the financial impact of each of the items excluded from your non-GAAP financial measures will become immaterial within a near-finite period, considering the past pattern of similar charges; and

- The usefulness of assuming a tax rate that differs from the effective tax rate, when doing so excludes recurring items. Further, excluding such items from your provision for income taxes may imply that you are using non-GAAP financial measures in attempt to smooth earnings.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief